UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME

(Name of Subject Company (issuer))

QUILMES INDUSTRIAL S.A.
(Translation of Issuer’s Name into English)

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME

(Name of Filings Persons (identifying status as offeror, issuer or other person))

Class B Common Shares, without par value
American Depositary Shares, each of which represents two (2) Class B Shares, without par value, evidenced by American Depositary Receipts
(Title of Class of Securities)

74838Y20
(CUSIP Number)

Gustavo Castelli
Chief Financial Officer
84, Grand Rue L-1660 Luxembourg,
Grand-Duchy of Luxembourg.
(352) 47 38 85

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

________________

WITH COPIES TO:
Diane G. Kerr

Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
(212) 450 4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)

This statement is filed in connection with (check the appropriate box):

a)	[ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b)	[ ] The filing of a registration statement under the Securities Act of 1933.

c)	[X] A tender offer.

d)	[ ] None of the above

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies: [  ]

Check the following box if the filing fee is a final amendment reporting the results of the transaction: [  ]

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
$313,433,078.71	n/a
* Set forth the amount on which the filing fee is calculated and state how it was determined.

[✓]Check the box if any part of the fee is offset as provided by the Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:	$33,537.34
Form or Registration Number:	Schedule TO-T
Filing Party:	Beverage Associates Holding Ltd.
Date Filed:	1-25-07

This Rule 13E-3 Transaction Statement (this “Transaction Statement”) is filed by Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa” or the “Company”). This Transaction Statement relates to the offer by Beverage Associates Holding Ltd. (“Offeror”) to purchase any and all outstanding Class A Shares and Class B Shares (including Class B Shares held as American Depositary Shares (“ADSs”) of the Company upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letters of Transmittal filed by the Offeror on January 25, 2007, as amended by the Schedule TO-T/As filed by the Offeror (“Offer to Purchase”). The information set forth in the Offer to Purchase, including all schedules thereto, and the Schedule TO-C filed with the Commission on November 9, 2006 by Companhia De Bebidas Das Américas  (“AmBev”) and the Offeror, are hereby expressly incorporated by reference in response to all items of this Transaction Statement, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in this Transaction Statement.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the subject company is Quilmes Industrial (Quinsa), Société Anonyme. The address of Quinsa’s principal executive offices is 84, Grand Rue L-1660 Luxembourg, Grand-Duchy of Luxembourg. Quinsa’s telephone number is (352) 47 38 85. Quinsa’s authorized representative in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715. The information set forth in the Offer to Purchase in Section 8 (“The Offer - Certain Information Concerning the Company and the Offeror”) is incorporated herein by reference.

(b) As of March 15, 2007, the Company had issued and outstanding 11,312,480 Class A Shares and 47,050,121 Class B Shares (including Class B Shares held as ADSs).

(c) The information set forth in the Offer to Purchase in Section 6 (“The Offer - Price Range of Shares and ADSs; Dividends”) is incorporated herein by reference.

The following information relating to the trading prices of the Company’s Class A Shares and Class B Shares supplements the information provided in Section 6 (“The Offer- Price Range of Shares and ADSs; Dividends).

	Price per Class A share		Price per Class B share
	High	Low	High	Low
January 2007	$3.34	$3.22	$34.50	$32.10
February 2007	$3.40	$3.25	$34.00	$31.60

      (d) The information set forth in Section 6 (“The Offer - Price Range of Shares and ADSs; Dividends”) in the Offer to Purchase is incorporated herein by reference.

      (e) Not applicable.

      (f)  Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The name, business address and business telephone number of Quinsa, which is the subject company and the entity filing this statement, are set forth above under Item 2. Quinsa’s Internet address is www.quinsa.com. Information contained on Quinsa’s website does not constitute a part of this statement. The website address is an inactive text reference and is not intended to be an actual link to the website.

(b) The information set forth in the Offer Document in Section 8 (“The Offer - Certain Information Concerning the Company and the Offerors”) is incorporated herein by reference. During the last five years, Quinsa has not been convicted in a criminal proceeding or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The following information set forth in the Offer to Purchase is incorporated herein by reference:

- Summary Term Sheet;

- Section A (“Special Factors - Purpose of the Offer; Certain Effects of the Offer”);

- Section D (“Special Factors - United States Federal Income Tax Consequences”);

- Section E (“Special Factors - Luxembourg Income Tax Consequences”);

- Section 1 (“The Offer - Number of Shares”);

- Section 2 (“The Offer - Procedures for Tendering Shares and ADSs”);

- Section 3 (“The Offer - Withdrawal Rights”);

- Section 4 (“The Offer - Purchase of Shares and ADSs and Payment of Purchase Price”);

- Section 10 (“The Offer - Interest of Directors and Executive Officers”); and

- Section 13 (“The Offer - Extension of the Tender Offer; Termination; Amendment”).

(c) None.

(d) The information set forth in Section 11 (“The Offer -Appraisal Rights”) in the Offer to Purchase is incorporated herein by reference.

(e) None.

(f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) None.

(b) The information set forth in Section 9 (“The Offer - Past Contacts, Transactions, Negotiations and Agreements between AmBev and the Company”) in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 9 (“The Offer - Past Contacts, Transactions, Negotiations and Agreements between AmBev and the Company”) and 10 (“The Offer - Interest of Directors and Executive Officers”) in the Offer to Purchase is incorporated herein by reference.

(d) The information set forth in Section 9 (“The Offer - Past Contracts, Transactions, Negotiations and Agreements between AmBev and the Company”) in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) and (c)(1) through (8) The information set forth in the Summary Term Sheet and in Sections A (“Special Factors - Purpose of the Offer; Certain Effects of the Offer”) and 8 (“The Offer - Certain Information Concerning the Company and the Offerors”) in the Offer to Purchase is incorporated herein by reference.

      ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

      (a) through (c), The information set forth in the Offer to Purchase in the Summary Term Sheet, and in Sections 1 (“Offer Price “) and A (“Special Factors - Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

      (d) The information set forth in the Offer to Purchase in the Summary Term Sheet, and in Sections A (“Special Factors - Purpose of the Offer; Certain Effects of the Offer”), D (“Special Factors - United States Federal Income Tax Consequences”) and E (“Special Factors - Luxembourg Income Tax Consequences”) of the Offer to Purchase is incorporated herein by reference.

      ITEM 8. FAIRNESS OF THE TRANSACTION.

      (a) through (f) The information set forth in the Offer to Purchase in the Summary Term Sheet, in Sections B (“Special Factors - Position of the Offerors Regarding Fairness of the Offer”), C (“Special Factors - Position of the Company Regarding Fairness of the Offer”), F (“Special Factors - Reports, Opinions, Appraisals and Negotiations”), and 9 (“The Offer - Past Contracts, Transactions, Negotiations and Agreements between AmBev and the Company”) and in Annexes 1 and 2 of the Offer to Purchase (“Opinion of Citigroup Global Markets Inc. as Financial Adviser to the Company’s Board of Directors in connection with the Offer” and “Presentation by Citigroup Global Markets Inc. to the Board of Directors of the Company on December 15, 2006”) is incorporated herein by reference.

      ITEM 9. REPORTS, OPINION, APPRAISALS AND NEGOTIATIONS.

      (a), (b) and (c) The information set forth in the Offer to Purchase in Sections C (“Special Factors - Position of the Company Regarding Fairness of the Offer”) and F (“Special Factors - Reports, Opinions, Appraisals and Negotiations”) and in Annexes 1 and 2 of the Offer to Purchase (“Opinion of Citigroup Global Markets Inc. as Financial Adviser to the Company’s Board of Directors in connection with the Offer” and “Presentation by Citigroup Global Markets Inc. to the Board of Directors of the Company on December 15, 2006”) is hereby incorporated by reference.

ITEM 10. SOURCE AND AMOUNT OF FUND OR OTHER CONSIDERATION.

(a) The information set forth in Section 7 (“The Offer - Source and Amount of Funds”) in the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

(c) The Company has paid Citigroup Global Markets Inc. $200,000 for delivering its opinion. The Company has also agreed to pay the fees of its legal advisers which are expected to be $700,000. No other fees or expenses have been paid or are payable by the Company in connection with this transaction. The information set forth in Section 14 (“The Offer - Fees and Expenses”) is incorporated herein by reference.

(d) Not applicable.

ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

(a) and (b) The information set forth in Sections 8 (“The Offer - Certain Information Concerning the Company and the Offeror”), 9 (“The Offer - Past Contracts, Transactions, Negotiations and Agreements between AmBev and the Company) and 10 (“The Offer - Interest of Directors and Executive Officers”) in the Offer to Purchase is incorporated herein by reference.

Recent Securities Transactions: Based on the Company’s records and on information provided to its directors, executive officers and subsidiaries, neither Quinsa nor any of its affiliates or subsidiaries nor, to the best of the Company’s knowledge, any of its subsidiaries’ directors and executive officers, nor any associates or subsidiaries of any of the foregoing, has effected any transactions involving Class A shares or Class B shares or ADSs during the 60 days prior to the announcement of the Offer by AmBev.

      ITEM 12. THE SOLICITATION OR RECOMMENDATION.

      (d) Based on the information provided to it by its directors, executive officers and affiliates of the Company after making reasonable inquiry, no executive officer, director or affiliate of the Company intends to tender or sell any subject securities in the Offer.

      (e) The information set forth in Sections B (“Special Factors - Position of the Offeror regarding fairness of the Offer”) and C (“Special Factors - Position of the Company regarding fairness of the Offer”) is incorporated herein by reference.

       ITEM 13. FINANCIAL INFORMATION.

(a) The audited financial statements of Quinsa as of and for the two fiscal years ended December 31, 2004, and December 31, 2005, are hereby expressly incorporated herein by reference to Quinsa’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the SEC on June 30, 2006. The unaudited financial information of Quinsa as of and for the twelve months ended December 31, 2006, is hereby expressly incorporated herein by reference to Quinsa’s Report of Foreign Issuer on Form 6-K, filed with the SEC on March 1, 2007.

(b) Not material.

      ITEM 14. PERSONS/ ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(b) The information set forth in Section C (“Special Factors - Position of the Company regarding fairness of the Offer”) is incorporated herein by reference.

ITEM 12. EXHIBITS

(c)
Please see Annexes 1 and 2 of the Offer Document (“Opinion of Citigroup Global Markets Inc., and “Presentation by Citigroup Global Markets Inc. to the Board of Directors of the Company on December 15, 2006”)

(f)	The information set forth in Section 11 (“The Offer - Appraisal Rights”) in the Offer Document is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME

By:	/s/ Gustavo Castelli

Name: Gustavo Castelli
Title: Chief Financial Officer

Date: March 16, 2007